Exhibit 23

The Board of Directors
FPIC Insurance Group, Inc.

We consent to the use of our report dated March 8, 2000 relating to the consolidated balance sheets of FPIC Insurance Group, Inc. as of December 31, 1999 and 1998 and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the five years in the three-year period ended December 31, 1999 incorporated herein by reference in the registration statements on Form S-3 of FPIC Insurance Group, Inc. (333-83835) and Form S-8 of FPIC Insurance Group, Inc.'s Director Stock Option Plan (333-72601), and Omnibus Incentive Plan (333-72599), and Florida Physician Insurance Company's Employee Stock Purchase Plan (333-09365) and Defined Contribution Plan (333-09375).


                                                      KPMG LLP

Jacksonville, Florida
March 28, 2000